Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of BioMimetic Therapeutics, Inc. for the registration of its common stock, preferred stock, debt securities and warrants to purchase common stock and to the incorporation by reference therein of our reports dated March 9, 2009, with respect to the consolidated financial statements of BioMimetic Therapeutics, Inc., and the effectiveness of internal control over financial reporting of BioMimetic Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee
July 15, 2009